Exhibit 12.1

The Estee Lauder Companies Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Six Month Ended December 31, 2006	Fiscal Years
	As Reported	2006	2005	2004	2003	2002

Fixed Charges
Interest expense (1)	18.5	36.1	25.3	35.7	17.2	18.4
Rental expense	30.5	53.7	40.0	38.0	19.1	20.3
Total fixed charges before preferred stock dividends	49.0	89.8	65.3	73.7	36.3	38.7
Preferred stock dividends					23.4	23.4
Total Fixed Charges	49.0	89.8	65.3	73.7	59.7	62.1

Earnings available for fixed charges:
Earnings before income taxes, minority interest and accounting change	417.9	595.8	712.9	621.8	500.7	335.4
Add fixed charges before preferred stock dividends	49.0	89.8	65.3	73.7	36.3	38.7
Total earnings available for fixed charges	$466.9	$685.6	$778.2	$695.5	$537.0	$374.1
Ratio of earnings to fixed charges (2)	9.52	7.64	11.92	9.44	9.00	6.02

(1)             Includes dividends on redeemable preferred stock of $17.4 Million in FY2004; $0.885 Million in FY2005 and $0.459 Million in FY2006.

(2)             The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes, minority interest, accounting change, and fixed charges before preferred stock dividends by the fixed charges.  This ratio includes the earnings  and fixed charges of The Estee Lauder Companies Inc. and its consolidated subsidiaries; fixed charges consist of  interest and related charges on debt, preferred stock dividends and the portion of rentals for  real and personal properties in an amount deemed to be representative of the interest factor.